SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase to Introduce at NAB 2010 World’s First Encoding Platform with up to 104 HD and SD Channels

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;
333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: April 1, 2010

Media Relations Contact:
Talia Rimon, Director of Corporate
Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

Optibase to Introduce at NAB 2010 World’s First Encoding Platform with up to 104 HD and SD Channels

Mountain View, California, April 1, 2010 - Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that it will unveil its new high performance MGES 6000 quad-channel encoding blade at the 2010 National Association of Broadcasters (NAB) show on April 12-15 in Las Vegas at Stand SL3329.

MGES 6000, the first truly converged encoding module, provides 4 HD & SD channels in a single blade. Up to 13 blades may be combined for an unprecedented 52 channels in a single platform. Secondary stream functionality doubles streaming capacity to 104 streams at two different bit rates.

The flexible second generation MGES 6000 H.264 HD encoder offers a full range of bit rates and resolutions that make it ideal for diverse applications. These include situation awareness for military forces; traffic monitoring, surveillance and collaboration between government agencies; and Telco and broadcast services.  The bandwidth-efficient second generation MGES 6000 maximizes available bandwidth with H.264 CBR encoding that enables delivery of more HD channels at superior quality. It provides a cost-effective solution for a wide range projects, from very small installations to large-scale deployments.

At NAB 2010, Optibase will also demonstrate exciting new features of its advanced EZ TV enterprise solution for delivering customized lineups of live and on-demand video content to every PC and TV throughout an organization.

Visit us at NAB Booth SL3329

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  Optibase has recently started operating in  the fixed-income real-estate sector.  On March 16, 2010, Optibase announced that it has entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase will sell its video business to Vitec. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, , general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.